                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2004
                                          -------------

                       Commission File Number: 333-100069
                                               ----------

                                NETEASE.COM, INC.

                              Suite 1901, Tower E3
                           The Towers, Oriental Plaza
                               Dong Cheng District
                   Beijing, People's Republic of China 100738
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

              Form 20-F         X         Form 40-F
                        ----------------            ---------------


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ----------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ----------------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                 No      X
                      --------------     ------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  82-      N.A.
                      -------------

                                NETEASE.COM, INC.

                                    Form 6-K

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

                Signature                                                 Page 3
Exhibit 99.1,   Press Release Regarding Fourth Quarter and Year-End       Page 4
                 Results dated February 17, 2004

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      NETEASE.COM, INC.


                                      By:   /s/ Ted Sun
                                          ------------------------------------
                                          Name:  Mr. Ted Sun
                                          Title: Acting Chief Executive Officer
                                                 and Director

Date:  February 19, 2004

                                                                    Exhibit 99.1

[Company Logo]                                                     Press Release
--------------------------------------------------------------------------------
Contact for Media and Investors:
Ms. Olive Wang
NetEase.com, Inc.
ir@corp.netease.com
-------------------
8610-8518-0163, ext. 8243

Ms. Christina Splinder
Ogilvy Public Relations Worldwide
christina.splinder@ogilvy.com
-----------------------------
8610-6443-6488, ext. 505


         NetEase.com Reports Record Fourth Quarter and Fiscal Year 2003

                                Financial Results


Highlights for the Fourth Quarter 2003
--------------------------------------

     - Continued total net revenue growth, increasing 16.4% over preceding quarter led by the Company's steady growth in online game business

     - Company increases operating profit to RMB98.3 million (US$11.9 million) and net profit of RMB94.1 million (US$11.4 million), or US$0.36 per American Depositary Share (basic)

Highlights for Fiscal Year 2003
-------------------------------

     - Strong total net revenue growth of 145.4% over the preceding year driven by diverse revenue streams

     - Company achieves second consecutive year of net profit with substantial increase to RMB322.9 million (US$39.0 million) from RMB16.3 million (US$2.0 million) for the previous year

(Beijing - February 18, 2004) - NetEase.com, Inc. (Nasdaq: NTES), one of China's leading Internet, online game and wireless value-added services providers, today announced financial results for its fourth quarter and fiscal year ended December 31, 2003.

"Our strong performance in the fourth quarter has ended another outstanding year for NetEase, resulting in a second consecutive year of profit," said Ted Sun, Acting Chief Executive Officer of NetEase. "2003 was the year NetEase solidified its position as one of China's leading online game providers, and with our wireless value-added and other e-commerce services and online advertising businesses also performing well, we believe that we are well positioned for another year of growth."

[Company Logo]

Financial Results

For the fourth quarter ended December 31, 2003, the Company reported total net revenues of RMB161.8 million (US$19.5 million), a 16.4% and 77.9% increase over total net revenues of RMB138.9 million (US$16.8 million) for the preceding quarter and RMB90.9 million (US$11.0 million) for the corresponding period in 2002, respectively. The Company reported net profit of RMB94.1 million (US$11.4 million), or US$0.36 per American Depositary Share (basic), a 11.9% and 118.3% increase over net profit of RMB84.1 million (US$10.2 million) for the preceding quarter and RMB43.1 million (US$5.2 million) for the corresponding period in 2002, respectively.

For the year ended December 31, 2003, the Company reported total net revenues of RMB542.1 million (US$65.5 million), a strong increase of 145.4% over total net revenues of RMB220.9 million (US$26.7 million) for the fiscal year 2002. For the fiscal year 2003, NetEase reported a gross profit and operating profit of RMB456.7 million (US$55.2 million) and RMB326.8 million (US$39.5 million), respectively, representing a substantial increase over gross profit of RMB149.3 million (US$18.0 million) and operating profit of RMB4.0 million (US$0.49 million) for the fiscal year 2002. The Company reported net profit of RMB322.9 million (US$39.0 million), or US$1.25 per American Depositary Share (basic), compared to the previous year's net profit of RMB16.3 million (US$2.0 million).

For the fourth quarter ended December 31, 2003, online game services continued to grow steadily to RMB70.7 million (US$8.5 million), representing a 31.8% and 222.2% increase over RMB53.7 million (US$6.5 million) for the preceding quarter and RMB21.9 million (US$2.6 million) for the corresponding period a year ago, respectively. Strong growth in this revenue segment was largely due to the continued increase in popularity of the Company's self-developed online game title, Westward Journey Online Version 2.0, which had approximately 1.6 million unique paying users for the month of December 2003.

Revenues from wireless value-added and other e-commerce services for the quarter were RMB64.6 million (US$7.8 million), representing a 8.4% increase over the preceding quarter's RMB59.6 million (US$7.2 million) and a 13.0% increase over RMB57.2 million (US$6.9 million) for the corresponding period a year ago. This increase in revenues from wireless value-added and e-commerce services reflected ongoing demand for value-added services by Chinese mobile phone customers and positive response to new company offerings in this area.

Advertising revenues were RMB26.5 million (US$3.2 million), representing a 3.0% increase over the preceding quarter's RMB25.7 million (US$3.1 million) and a 123.8% increase over RMB11.8 million (US$1.4 million) for the corresponding period a year ago.

The Company achieved gross profit in the fourth quarter of RMB136.2 million (US$16.5 million), increasing 12.4% over the previous quarter's RMB121.2 million (US$14.6 million) and 95.7% over RMB69.6 million (US$8.4 million) for the corresponding period a year ago. Gross margins were at 84.2% in the fourth quarter.

Total operating expenses were RMB37.9 million (US$4.6 million), a 11.2% increase from the previous quarter's RMB34.1 million (US$4.1 million) and a 23.8% increase from the

[Company Logo]

corresponding period a year ago of RMB30.7 million (US$3.7 million). This rise was partly due to ongoing investments in both product development staffing and online game product development, as well as an increase in marketing spending. The Company reported an operating profit of RMB98.3 million (US$11.9 million) in the fourth quarter, representing a 12.9% and 152.2% increase over last quarter's operating profit of RMB87.1 million (US$10.5 million) and RMB39.0 million (US$4.7 million) for the corresponding period last year, respectively.

The Company reported a net profit of RMB94.1 million (US$11.4 million) in the fourth quarter, an increase of 11.9% over the previous quarter's net profit of RMB84.1 million (US$10.2 million) and 118.4% over RMB43.1 million (US$5.2 million) for the corresponding period a year ago. The Company's net profit was affected by an increase in the effective tax rate during the fourth quarter, which was primarily due to a smaller deferred tax credit adjustment made in the fourth quarter as compared with the third quarter relating to tax losses carry forwards.

As of December 31, 2003, the Company's total cash and held-to-maturity investments balance was RMB1.7 billion (US$204.0 million), a 5.9% increase from the previous quarter's RMB1.6 billion (US$192.6 million). Cash flow generated from operating activities was approximately RMB104.9 million (US$12.7 million) during the quarter.

Commenting on the Company's earnings, Ted Sun said, "In the fourth quarter, our growth was led by our online games division, which we expect will continue to be a major growth driver in 2004. Our first in-house developed game, Westward Journey Online Version 2.0, has met with much success in the Chinese market - it continues to rank among the most popular online games in China and has received numerous awards, including Top 10 Most Popular Domestic Developed Games by "China Game Industry Report 2003" sponsored by the General Administration of Press and Publication of the People's Republic of China. At the end of the quarter we also launched a new in-house developed game, Fantasy Westward Journey. This game is targeted at a different demographic segment and geographic base than our other titles and initial results have been very encouraging. Our proven in-house online game development capabilities is a key strength for the Company and has given us an important early lead in this fast-growing sector."

"Our wireless value-added and other e-commerce business rebounded from last quarter, and our user base in this market is continuing to expand, due in part to new offerings and services made available during the quarter. While we expect the wireless value-added and other e-commerce related market in China to become increasingly competitive, we expect consumer demand to grow and we will continue to develop new and innovative services to attract users. The growth of advertising revenues was slow in the fourth quarter. However, advertising revenue showed good growth year-over-year, and will continue to be an important revenue driver for the Company in the coming year."

Denny Lee, NetEase's Chief Financial Officer said, "NetEase continues to be on a very strong financial footing, with diversified revenue streams and positive operating cash flow. We will continue to invest in new products and services and our employee base, so as to maintain our leading position as one of the most innovative and profitable listed portals in China."

[Company Logo]

Ted Sun concluded, "We are optimistic about the Company's prospects for growth going forward. We believe that NetEase's strong market position in online advertising and wireless value-added services, combined with our offerings targeted to the fast growing online game industry in China will again benefit the Company in 2004."

Users of the NetEase Web sites continued to grow, with 167 million accumulated registered accounts at the end of the fourth quarter, an increase of 16.0% over the 144 million accounts at the end of the previous quarter and a 74.5% increase over the 95.7 million accounts at the same time a year ago.

** Note: The conversion of Renminbi (RMB) into U.S. dollars in this release is based on the exchange rate of US$1 = RMB8.2767. The percentages stated in this press release are calculated based on RMB.**

About NetEase

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China. Our online communities and personalized premium services have established a large and stable user base for the NetEase Web sites which are operated by our affiliate. As of December 31, 2003 we had approximately 167 million accumulated registered accounts, and our average daily page views for the month ended December 31, 2003 exceeded 390 million.

Community products and services which the NetEase Web sites offer include instant messaging, personals, matchmaking, alumni clubs, personal home pages and community forums. NetEase is also the largest provider of free e-mail services in China. Furthermore, the NetEase Web sites provide 20 channels of content. NetEase sources news content on world events, sports, science and technology, and financial markets as well as entertainment content such as cartoons, games, astrology and jokes from over one hundred international and domestic content providers.

NetEase offers on-line advertising on its Web sites as well as paid listings on its Search Engine, Web Directory and Classified Ads services, and an Online Mall, which provides opportunities for e-commerce and traditional businesses to establish their own storefront on the Internet.

NetEase also offers wireless value-added services such as news and information content sent over short-messaging services, multi-media messaging services and wireless application protocol technologies, and online game services through three massively multi-player online role-playing game titles, Westward Journey Online Version 2.0, Fantasy Westward Journey and PristonTale 2.0.

* * *

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that

[Company Logo]

could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market; the risk that NetEase will be unable to compete effectively in the wireless value-added services market; the risk that the current popularity of SMS in China will not continue for whatever reason, including SMS being superseded by other technologies for which NetEase is unable to offer attractive products and services; the risk that NetEase may not be able to continuously develop new and creative online services; the risk that the online advertising market in China will not continue to grow and will remain subject to intense competition; the risk that NetEase will not be able to continue to successfully monetize the user base of the NetEase Web sites and that its e-commerce and other fee-based services revenues will not continue to grow; the risk that NetEase will not be able to control its expenses in future periods; the impact of the outbreak of severe acute respiratory syndrome, or SARS, in China and risks related to any possible recurrence of SARS or another public health problem in China; the risk that the trading price of NetEase's American Depositary Shares may decrease for a variety of reasons, some of which may be beyond the control of management; the risk that current or future appointees to management are not effective in their respective positions; the difficulty in locating and recruiting suitable candidates for middle and senior management positions; the risk that NetEase may not be able to satisfy its obligations with respect to its Zero Coupon Convertible Subordinated Notes which could lead to a default on the Notes and an adverse affect on its business and financial condition; the risk that NetEase may not use the proceeds from the offering of those Notes and its other cash in a productive manner; NetEase's ability to develop and implement additional operational and financial systems to manage NetEase's operations; competition in NetEase's existing and potential markets; governmental uncertainties, general competition and price pressures in the marketplace; uncertainty as to future profitability; the risk that security, reliability and confidentiality concerns may impede broad use of the Internet and e-commerce and other services; and other risks outlined in NetEase's filings with the Securities and Exchange Commission, including its registration statements on Form F-1 and Form F-3, as amended. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.

[Company Logo]

NETEASE.COM, INC.
UNAUDITED CONSOLIDATED BALANCE SHEETS

                                                     December 31,     December 31,     December 31,
                                                         2002             2003             2003
                                                    -------------   ---------------  ---------------
                                                         RMB              RMB           USD (Note 1)

      Assets

      Current assets:

        Cash                                          560,069,711     1,356,069,544      163,841,814
        Restricted cash                                 1,208,305                 -                -
        Held-to-maturity investments                            -       332,093,546       40,123,908
        Prepayments and other current assets            6,110,689        19,749,369        2,386,140
        Due from related parties, net                  22,448,509        15,182,589        1,834,377
        Deferred tax assets                             2,395,888         9,669,543        1,168,284
                                                   -------------- ----------------- ----------------

                Total current assets                  592,233,102     1,732,764,591      209,354,523

      Non-current rental deposit                        1,065,912         1,430,544          172,840
      Property, equipment and software, net            26,379,182        40,410,264        4,882,413
      Deferred assets                                           -        12,086,693        1,460,328
                                                   -------------- ----------------- ----------------

      Total assets                                    619,678,196     1,786,692,092      215,870,104
                                                   ============== ================= ================

      Liabilities & Shareholders' Equity

      Current liabilities:
        Accounts payable and other liabilities         22,631,064        38,413,193        4,641,124
        Salary and welfare payable                     16,023,380        17,405,624        2,102,967
        Due to a related party, net                             -        21,947,411        2,651,710
                                                   -------------- ----------------- ----------------

                Total current liabilities              38,654,444        77,766,228        9,395,801
                                                   -------------- ----------------- ----------------

      Long-term payable:
         Zero Coupon Convertible Subordinated
           Notes due July 15, 2023                              -       827,670,000      100,000,000
         Other long-term payable                                -           231,449           27,964
                                                   -------------- ----------------- ----------------
                                                                -       827,901,449      100,027,964
                                                   -------------- ----------------- ----------------

      Total liabilities                                38,654,444       905,667,677      109,423,765
                                                   -------------- ----------------- ----------------

      Shareholders' equity:
         Ordinary shares, US$0.0001 par
           value: 1,000,300,000,000 shares
           authorized, 3,100,162,537 shares
           issued and outstanding as of
           December 31, 2002, and
           3,128,958,189 shares issued and
           outstanding as of December 31, 2003          2,566,543         2,589,756          312,897
      Additional paid-in capital                    1,049,651,354       993,254,740      120,006,130
      Less: Subscriptions receivable                 (33,113,848)                 -                -
      Statutory reserve                                         -        33,699,834        4,071,651
      Deferred compensation                             (474,739)          (69,175)          (8,358)
      Translation adjustments                             228,910           210,838           25,474
      Accumulated deficit                           (437,834,468)     (148,661,578)     (17,961,455)
                                                   -------------- ----------------- ----------------

      Total shareholders' equity                      581,023,752       881,024,415      106,446,339
                                                   -------------- ----------------- ----------------

      Total liabilities and shareholders' equity      619,678,196     1,786,692,092      215,870,104
                                                   ============== ================= ================


Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB 8.2767 on December 31, 2003 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

[Company Logo]

NETEASE.COM, INC.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                   Quarter Ended                                     Year Ended
                              --------------------------------------------------------------------------------------------------
                               December 31, September 30,  December 31,  December 31,  December 31, December 31,     December
                                   2002          2003          2003          2003          2002         2003         31, 2003
                              ------------------------------------------------------------------------------------ -------------
                                   RMB           RMB            RMB      USD (Note 1)      RMB           RMB       USD (Note 1)
 Net revenues:
    Wireless value-added and
      other EC related
      services                    57,165,438    59,576,498     64,587,038      7,803,477   153,241,602   265,676,301     32,099,304
    Online game services          21,925,716    53,660,287     70,728,416      8,545,484    35,200,743   193,083,719     23,328,587
    Advertising services          11,831,766    25,712,554     26,477,574      3,199,050    32,498,907    83,374,495     10,073,398
                               ------------------------------------------  ------------- ------------- -------------  -------------

 Total net revenues               90,922,920   138,949,339    161,793,028     19,548,011   220,941,252   542,134,515     65,501,289
                               ------------------------------------------  ------------- ------------- -------------  -------------

 Cost of revenues:

    Wireless value-added and
      other EC related
      services                   (8,591,113)   (5,797,489)    (9,000,874)    (1,087,495)  (29,524,647)  (36,965,776)    (4,466,246)
    Online game services         (5,851,030)   (4,693,865)    (7,696,695)      (929,923)  (15,530,501)  (20,873,502)    (2,521,959)
    Advertising services         (6,861,241)   (7,286,807)    (8,882,933)    (1,073,246)  (26,622,426)  (27,623,438)    (3,337,494)
                               ------------------------------------------  ------------- ------------- -------------  -------------

 Total cost of revenues         (21,303,384)  (17,778,161)   (25,580,502)    (3,090,664)  (71,677,574)  (85,462,716)   (10,325,699)
                               ------------------------------------------  ------------- ------------- -------------  -------------

 Gross profit                     69,619,536   121,171,178    136,212,526     16,457,347   149,263,678   456,671,799     55,175,590
                               ------------------------------------------  ------------- ------------- -------------  -------------

 Operating expenses:

    Selling, general and
      administrative
      expenses                  (26,717,117)  (29,984,969)   (31,357,504)    (3,788,648)  (92,785,244) (110,619,237)   (13,365,138)
    Asset impairment loss                 -             -               -              -     (746,857)            -              -
    Research and development
      expenses                   (3,643,946)   (4,095,277)    (6,651,157)      (803,600)  (13,808,360)  (19,032,591)    (2,299,539)
    Share compensation cost        (296,612)      (27,964)         66,786          8,069   (1,898,733)     (239,402)       (28,925)
    Class action settlement               -             -               -              -  (36,005,385)            -              -
                               ------------- -------------- -------------  ------------- ------------- -------------  -------------

 Total operating expenses       (30,657,675)  (34,108,210)   (37,941,875)    (4,584,179) (145,244,579) (129,891,230)   (15,693,602)
                               ------------- -------------- -------------  ------------- ------------- -------------  -------------

 Operating profit                 38,961,861    87,062,968     98,270,651     11,873,168     4,019,099   326,780,569     39,481,988

 Other income (expenses):

    Investment income                      -             -        538,278         65,035             -       538,278         65,035
    Interest income                1,611,700     3,640,487      3,986,707        481,678     7,562,322    11,273,685      1,362,099
    Interest expense                       -             -              -              -   (1,401,041)             -              -
    Other, net                       111,430     (121,222)      (141,983)       (17,155)     3,725,370     5,410,171        653,663
                               ------------- ------------- --------------  ------------- ------------- -------------  -------------

 Profit before tax                40,684,991    90,582,233    102,653,653     12,402,726    13,905,750   344,002,703     41,562,785

 Income tax                        2,395,888   (6,492,105)    (8,573,459)    (1,035,855)     2,395,888  (21,129,978)    (2,552,947)
                               ------------- ------------- --------------  ------------- ------------- -------------  -------------

 Net profit                       43,080,879    84,090,128     94,080,194     11,366,871    16,301,638   322,872,725     39,009,838
                               ============= ============= ==============  ============= ============= =============  =============

 Earnings per share, basic              0.01          0.03           0.03          0.01          0.01         0.10             0.01
                               ============= =============  =============  ============= ============= =============  =============
 Earnings per ADS, basic                1.39          2.69           3.01          0.36          0.53        10.34             1.25
                               ============= =============  =============  ============= ============= =============  =============
 Earnings per share, diluted            0.01          0.02           0.03          0.01          0.01         0.10             0.01
                               ============= =============  =============  ============= ============= =============  =============
 Earnings per ADS, diluted              1.35          2.44           2.88          0.35          0.52         9.78             1.18
                               ============= =============  =============  ============= ============= =============  =============
 Weighted average number of
  ordinary shares outstanding,
   basic                       3,091,650,900 3,124,178,385  3,127,532,135  3,127,532,135 3,051,395,100 3,122,257,952  3,122,257,952
                               ============= =============  =============  ============= ============= =============  =============
 Weighted average number of
  ADS outstanding, basic          30,916,509    31,241,784     31,275,321     31,275,321    30,513,951    31,222,580     31,222,580
                               ============= =============  =============  ============= ============= =============  =============
 Weighted average number of
  ordinary shares outstanding,
  diluted                      3,185,313,400 3,439,778,658  3,268,091,968  3,268,091,968 3,127,837,900 3,301,311,499  3,301,311,499
                               ============= =============  =============  ============= ============= =============  =============
 Weighted average number of
 ADS outstanding, diluted         31,853,134    34,397,787     32,680,920     32,680,920    31,278,379    33,013,115     33,013,115
                               ============= =============  =============  ============= ============= =============  =============


Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB 8.2767 on December 31, 2003 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

[Company Logo]
NETEASE.COM INC.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                  Quarter Ended                           Year Ended
                                         -------------------------------------------------------------------------------------------
                                           December     September    December     December     December     December     December
                                           31, 2002     30, 2003     31, 2003     31, 2003     31, 2002     31, 2003     31, 2003
                                         -------------------------------------------------------------------------------------------
                                              RMB          RMB          RMB     USD (Note 1)     RMB          RMB      USD (Note 1)
Cash flows from operating activities:
   Net profit                               43,080,879   84,090,128   94,080,194   11,366,873  16,301,638  322,872,724    39,009,838
   Adjustments for:
   Depreciation                              5,564,302    4,344,976    4,493,899      542,958  21,797,267   16,682,356     2,015,581
   Share compensation cost                     773,641       27,964     (66,786)      (8,069)   3,806,858      239,402        28,925
   Provision for doubtful debts              2,420,003      652,338    1,613,926      194,996   3,254,783    1,454,482       175,732
   Write down of property, equipment
    and software                                     -            -            -            -     746,857            -             -
   Amortization of issuance cost of
    convertible bonds                                -    1,532,884    1,978,391      239,032           -    3,511,275       424,234
   (Increase) Decrease in prepayments
    and other current assets                    60,743  (5,431,696)    5,084,094      614,266   3,025,673  (6,076,535)     (734,174)
   (Increase) Decrease in due from/to
     related parties                       (8,283,073)   17,507,550  (4,945,452)    (597,515)(23,413,088)   27,758,849     3,353,855
   Decrease in deferred assets                 277,499            -            -            -     783,352            -             -
   (Increase) Decrease in deferred tax
     assets                                (2,395,888)      149,574    (431,837)     (52,175) (2,395,888)  (7,273,655)     (878,811)
   Increase (Decrease) in accounts
     payable and other liabilities         (5,071,161)  (1,590,446)    (271,835)     (32,844) (3,196,259)   12,146,735     1,467,582
   Increase in salary and welfare
     payable                                 5,393,139      975,004    3,341,596      403,735   6,087,169    1,382,244       167,004
                                         -------------------------------------------------------------------------------------------
   Net cash provided by operating
    activities                              41,820,084  102,258,276  104,876,190   12,671,257  26,798,362  372,697,877    45,029,766
                                         -------------------------------------------------------------------------------------------

Cash flows from investing activities
   Increase in held-to-maturity
     investments                                     -            - 332,093,546) (40,123,908)           -(332,093,546)  (40,123,908)
   Decrease in temporary cash
     investments                                     -            -            -            -  45,521,300            -             -
   Purchase of property, equipment
     and software                          (3,476,284)  (8,670,601) (11,262,621)  (1,360,762)(12,567,218) (27,078,044)   (3,271,599)
   Proceeds from disposal of
     convertible preference shares                   -            -            -            -   9,701,293            -             -
   (Increase) Decrease in non-current
     deposit                               (1,065,912)     (40,500)    (116,707)     (14,101)      21,575    (364,632)      (44,055)
                                         -------------------------------------------------------------------------------------------
   Net cash (used in) provided by
     investing activities                  (4,542,196)  (8,711,101)(343,472,874) (41,498,771)  42,676,950 (359,536,222) (43,439,562)
                                         -------------------------------------------------------------------------------------------

Cash flows from financing activities:
   Payment of short-term bank loans                  -            -            -            -(84,000,000)            -             -
   Proceed from employee exercising
     stock options                            1,264,444    4,324,582      603,301      72,891   3,887,419   15,034,010     1,816,426
   Collection of subscriptions
     receivable for Series B
     preference shares issued
     in 2000                                         - (38,157,538)            -            -   1,986,720 (38,157,537)   (4,610,236)
   Increase (Decrease) in long-term
     payable                                         -  827,700,000    (114,866)     (13,878)           -  827,901,449   100,027,964
   Payment for issuance cost of                                                                         -
     convertible notes                               - (23,160,113)            -            -             (23,160,113)   (2,798,230)
                                         -------------------------------------------------------------------------------------------
   Net cash provided by (used in)
     financing activities                    1,264,444  770,706,931      488,435       59,013(78,125,861)  781,617,809    94,435,924
                                         -------------------------------------------------------------------------------------------
Effect of change rate changes on cash           15,435            -            -            -      11,583       12,064         1,458
                                         -------------------------------------------------------------------------------------------
                                                                                           -
Net increase (decrease) in cash            38,557,767   864,254,106(238,108,249) (28,768,501)  (8,638,966)   794,791,528  96,027,586

Less: (Increase) Decrease in
restricted cash                               (4,754)     1,217,622            -            -   89,100,143     1,208,305     145,989

Cash, beginning of the year/quarter       521,516,698   728,706,065 1,594,177,793  192,610,315 479,608,534   560,069,711  67,668,239
                                        --------------------------------------------------------------------------------------------

Cash, end of the year/quarter             560,069,711 1,594,177,793 1,356,069,544  163,841,814 560,069,711 1,356,069,544 163,841,814
                                        ============================================================================================

Supplemental disclosures of cash flow
   information:

   Cash paid during the year/quarter
     for income taxes                               -   13,055,806    7,737,704      934,878           -   20,793,510    2,512,295
                                        ============================================================================================
   Cash paid during the year/quarter                -            -            -            -   1,057,225            -            -
     for interest
                                        ============================================================================================

Supplemental schedule of non-cash
investing and financing activities:

   Compensation costs, arising from
     transfer of ordinary shares and
     issuance of stock options in the
     Company to senior management
     personnel and some non-employees
     of the Company                           773,641       27,964     (66,786)      (8,069)   3,806,858      239,402       28,925
                                        ============================================================================================


Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB 8.2767 on December 31, 2003 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.